File No. 2-89359

811-03964

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.  [__]

 Post-Effective Amendment No. 88  [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No. 88  [X]

(Check appropriate box or boxes.)

Dreyfus Government Cash Management Funds

(Exact Name of Registrant as Specified in Charter)

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street, New York, New York 10286

(Address of Principal Executive Offices) (Zip Code)

 Registrant's Telephone Number, including Area Code: (212) 922-6400

Deirdre Cunnane, Esq.

240 Greenwich Street

New York, New York 10286

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (h)(4) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an Amendment No. 2 to the Amended and Restated Transfer Agency Agreement as Exhibit (h)(4) to Item 28 to this Registration Statement on Form N-1A.

Part A of the Registration Statement filed on July 30, 2026 with respect to BNY Dreyfus On-Chain Liquidity Fund, pursuant to Rule 497(c) under the Securities Act of 1933, as amended and is incorporated herein.

Part B of the Registration Statement filed on September 8, 2026, pursuant to Rule 497(e) under the Securities Act of 1933, as amended, is incorporated by reference herein.

DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS
(formerly, Dreyfus Government Cash Management)
PART C. OTHER INFORMATION
_________________________

Item 28. Exhibits

(a)(1) Registrant's Amended and Restated Agreement and Declaration of Trust, dated July 20, 2026, is incorporated by reference to Exhibit (a)(1) of Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A, filed July 24, 2026 ("Post-Effective Amendment No. 87").

(a)(2) Certificate of Amendment (redesignating Dreyfus Government Prime Cash Management as Dreyfus Government Securities Cash Management), dated April 7, 2016, is incorporated by reference to Exhibit (a)(2) of Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A, filed May 26, 2017 ("Post-Effective Amendment No. 57").

(a)(3) Articles of Amendment (redesignating Dreyfus Government Cash Management as Dreyfus Government Cash Management Funds), dated January 30, 1998, is incorporated by reference to Exhibit (a)(2) of Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A, filed May 29, 2018 ("Post-Effective Amendment No. 59").

(a)(4) Certificate of Amendment (redesignating class shares), dated July 27, 2017, is incorporated by reference to Exhibit (a)(4) of Post-Effective Amendment No. 59.

(a)(5) Certificate of Amendment (establishing and designating class of shares of beneficial interest), effective November 16, 2020, is incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 69 to the Registration Statement on Form N-1A, filed November 16, 2020 ("Post-Effective Amendment No. 69").

(a)(6) Certificate of Amendment (establishing and designating class of shares of beneficial interest), effective January 31, 2022, is incorporated by reference to Exhibit (a)(6) of Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A, filed February 1, 2022 ("Post-Effective Amendment No. 73").

(a)(7) Certificate of Amendment (establishing and designating class of shares of beneficial interest) effective June 20, 2023, is incorporated by reference to Exhibits (a)(7) of Post-Effective Amendment No. 77 to the Registration Statement of Form N-1A, filed June 12, 2023 ("Post-Effective Amendment No. 77").

(a)(8) Certificate of Amendment establishing new shares designated as BOLD Future shares is incorporated by reference to Exhibit (a)(8) of Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A, filed May 30, 2024 ("Post-Effective-Amendment No. 80").

(a)(9) Certificate of Amendment designation of Independence Point shares and SPARK Future shares, is incorporated by reference to Exhibit (a)(8) of Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A, filed March 13, 2026.

(a)(10) Certificate of Designation of BNY Dreyfus On-Chain Liquidity Fund is incorporated by reference to Exhibit (a)(10) of Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A, filed May 29, 2026 ("Post-Effective Amendment No. 84").

(b) Registrant's Amended and Restated By-Laws, dated July 20, 2026, is incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 87.

(c) Not Applicable.

(d)(1) Management Agreement between the Registrant and BNY Mellon Investment Adviser, Inc., dated August 24, 1994, amended as of May 26, 2026, reflecting the addition of the BNY Dreyfus On-Chain Liquidity Fund is incorporated by reference to Exhibit (d)(1) of Post-Effective Amendment No. 87.

(d)(2) Sub-Investment Advisory Agreement between BNY Mellon Investment Adviser, Inc. and Dreyfus, a division of Mellon Investments Corporation, regarding the Registrant, dated September 1, 2023, amended as of May 26, 2026, reflecting the addition of the BNY Dreyfus On-Chain Liquidity Fund is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 87.

(d)(3) Expense Limitation Agreement between the Registrant and BNY Mellon Investment Adviser, Inc., regarding BNY Dreyfus Government Cash Management is incorporated by reference to Exhibit (d)(3) of Post-Effective Amendment No. 84.

(d)(4) Expense Limitation Agreement between the Registrant and BNY Mellon Investment Adviser, Inc., regarding BNY Dreyfus Government Securities Cash Management is incorporated by reference to Exhibit (d)(4) of Post-Effective Amendment No. 84.

(d)(5) Expense Limitation Agreement between the Registrant and BNY Mellon Investment Adviser, Inc., regarding BNY Dreyfus On-Chain Liquidity Fund is incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 87.

(e)(1) Amended and Restated Distribution Agreement between the Registrant and BNY Mellon Securities Corporation, dated as of June 3, 2019, as amended May 26, 2026, reflecting the addition of the BNY Dreyfus On-Chain Liquidity Fund is incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 87.

(e)(2) Forms of Service Agreement is incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A, filed on May 27, 2022 ("Post-Effective Amendment No. 74").

(e)(3) Forms of Broker-Dealer Selling Agreement, is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 65.

(e)(4) Forms of Bank Selling Agreement, is incorporated by reference to Exhibit (e)(4) of Post-Effective Amendment No. 65.

(g)(1) Custody Agreement between the Registrant and The Bank of New York Mellon, dated January 1, 2011, is incorporated by reference to Exhibit (g)(1) of Post-Effective Amendment No. 43.

(g)(2) Amendment to the Custody Agreement between the Registrant and The Bank of New York Mellon, dated October 1, 2013, is incorporated by reference to Exhibit (g)(2) of Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A, filed on May 28, 2014.

(g)(3) Second Amendment to Custody Agreement between the Registrant and The Bank of New York Mellon, dated December 22, 2016, is incorporated by reference to Exhibit (g)(3) of Post-Effective Amendment No. 57.

(g)(4) Third Amendment to Custody Agreement (Operating Accounts Amendment) between the Registrant and The Bank of New York Mellon, dated April 1, 2023, is incorporated by reference to Exhibit (g)(4) of Post-Effective No. 75 to the Registration Statement on Form N-1A, filed on April 19, 2023 ("Post-Effective Amendment No. 75").

(g)(5) Revised Schedule 1 to the Custody Agreement, reflecting the addition of new Funds is incorporated by reference to Exhibit (g)(5) of Post-Effective Amendment No. 87.

(g)(6) Sub-Custodian Agreement, dated June 11, 1986, is incorporated by reference to Exhibit (8)(b) of Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A, filed on October 25, 1995 ("Post-Effective Amendment No. 17").

(g)(7) Form of Subcustodial Undertaking is incorporated by reference to Exhibit (g)(3) of Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A, filed on May 28, 2010.

(h)(1) Shareholder Services Plan, dated May 31, 2019, amended as of May 26, 2026, reflecting a revised Exhibit A is incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 87.

(h)(2) Amended and Restated Transfer Agency Agreement between the Registrant and BNY Mellon Transfer, Inc., effective January 1, 2025, is incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 81 to the Registration Statement on Form N-1A, filed May 29, 2025.

(h)(3) Amendment to the Revised Amended and Restated Transfer Agency Agreement, reflecting the addition of new Funds, is incorporated by reference to Exhibit(h)(3) of Post-Effective Amendment No. 84.

(h)(4) Amendment No. 2 to the Amended and Restated Transfer Agency Agreement, dated July 27, 2026.*

(h)(5) Administrative Services Plan (Participant, Service, BOLD® Future, and SPARKSM Future shares), reflecting an Exhibit A amended as of May 29, 2026 is incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 87.

(i)(1) Opinion and consent of Registrant's counsel, dated March 19, 1987, is incorporated by reference to Exhibit (10) of Post-Effective Amendment No. 17.

(i)(2) Consent of Registrant's counsel, dated June 12, 2023, regarding SPARKSM Shares is incorporated by reference to Exhibit (i)(2) of Post-Effective Amendment No. 77.

(i)(3) Opinion and Consent of Morgan, Lewis & Bockius LLP (relating to BNY Dreyfus On-Chain Liquidity Fund) is incorporated by reference to Exhibit (i)(3) of Post-Effective Amendment No. 87.

(j) Consent of Independent Registered Public Accounting Firm (relating to BNY Dreyfus Government Cash Management, BNY Dreyfus Government Securities Cash Management, BNY Dreyfus Treasury Obligations Cash Management and BNY Dreyfus Treasury Securities Cash Management) is incorporated by reference to Exhibit (j) of Post-Effective Amendment No. 84.

(n) Rule 18f-3 Plan, dated May 11, 1995, amended as of May 29, 2026 is incorporated by reference to Exhibit (n) of Post-Effective Amendment No. 87.

(o) Not Applicable.

(p)(1) Revised Code of Ethics, effective March 31, 2021, is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 70.

(p)(2) Code of Ethics for the Nonmanagement Board Members of BNY Mellon Family of Funds, is incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No. 65.

Other Exhibits

(1) Power of Attorney, effective March 31, 2026, is incorporated by reference to Other Exhibit (1) of Post-Effective Amendment No. 84.

_______________

*Filed herewith.

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Item 29. Persons Controlled by or Under Common Control with Registrant:

None.

Item 30. Indemnification:

The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant. The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorney's fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant. These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940, as amended, that no board member or officer of a fund may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article VIII of the Registrant's Amended and Restated Agreement and Declaration of Trust and any amendments thereto, Article 10 of Registrant's Amended and Restated By-Laws and Section 1.10 of the Distribution Agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31(a). Business and Other Connections of Investment Adviser:

BNY Mellon Investment Adviser, Inc. ("BNYIA") and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. BNY Mellon Investment Adviser also serves as sub-investment adviser to and/or administrator of other investment companies. BNY Mellon Securities Corporation, a wholly-owned subsidiary of BNYIA, serves primarily as a registered broker-dealer of shares of investment companies sponsored by BNYIA and of other investment companies for which BNYIA acts as investment adviser, sub-investment adviser or administrator.

Item 31.(b) Business and Other Connections of Investment Adviser:

Dreyfus, a division of Mellon Investments Corporation, serves as sub-adviser to the fund. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Mellon Investments Corporation, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Mellon Investments Corporation, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Mellon Investments Corporation (SEC File No. 801-19785).

Item 31. Business and Other Connections of Investment Adviser (continued)
Officers and Directors of Investment Adviser

Name and Position With BNY Mellon Investment Adviser, Inc.		Other Businesses	Position Held	Dates

David DiPetrillo Vice President and Director	BNY Mellon Advisors, Inc. †††††††	Director		12/23 – Present

	BNY Mellon Asset Management Canada Ltd. ********	Director		3/23 – Present

	BNY Mellon ETF Investment Adviser, LLC++	Chief Executive Officer Manager		12/23 – Present 10/20 – Present

	BNY Mellon ETF Trust++	President		3/20 – Present

	BNY Mellon ETF Trust II++	President		6/24 – Present

	BNY Mellon Family of Funds++	President		1/21 – Present

	BNY Mellon Investment Adviser, Inc. ++	Director and Vice President		2/21 – Present

	BNY Mellon Investor Solutions, LLC*	Manager		1/20 – 1/24

	BNY Mellon Securities Corporation++	Director and Executive Vice President		1/21 – Present

	GRR Commodity Fund Ltd. #########	President Director		8/21 – Present 10/21 – 2/23

		The Bank of New York Mellon++	Vice President	1/20 – Present

Bushra Mannan Vice President and Director		Alternative Holdings II, LLC**	Manager President	3/23 – Present 7/23 – Present

		BNY Mellon Investment Adviser, Inc. ++	Director Vice President	8/23 – Present 12/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

CenterSquare Investment Management Holdings, Inc. +++	Director	3/23 – 2/25

GRR Commodity Fund Ltd. #########	Director	2/23 – Present

Mellon Global Investing Corp.+	Chair, Chief Executive Officer, and President Director	11/23 – Present 6/23 – Present

The Bank of New York Mellon++	Director	1/22 – Present

MBC Investments Corporation	Director	5/26 – Present

Irene Papadoulis Director	BNY Mellon Investment Adviser, Inc. ++	Director	8/23 – Present
BNY Mellon Securities Corporation++	Director Executive Vice President	3/23 – Present 1/06 – Present

BNY Mellon Transfer, Inc. ++	Director	2/24 – Present
President	12/12 – Present

The Bank of New York Mellon++	Vice President	9/19 – Present

Kimberly MacKenzie-Perman Director	BNY Mellon Investment Adviser, Inc. ++	Director	5/26 – Present

BNY Mellon Securities Corporation++	Agent	1/26- Present

BNY Mellon Advisors, Inc.	Chief Financial Officer	3/24-Present

Mellon Investments Corporation	Chief Financial Officer Senior Director	2/23-Present 12/24 -Present

BNY Mellon International Asset Management (Holdings) Limited	Director	8/24-Present

BNY Mellon Investment Management Europe Holdings Limited	Director	11/25-Present

MBC Investments Corporation	Director	2/25-Present

Mellon Global Investing Corp.	Director	8/24-Present

BNY Mellon Investment Management Holdings LLC	Manager Vice President	11/25-Present 12/25-Present

MBC Investments Corporation	Vice President	2/25-Present

BNY Mellon ETF Investment Adviser LLC	Manager	5/26-Present

Insight North America LLC	Manager	5/26-Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Newton Investment Management North America LLC	Manager	5/26- Present

Peter M. Sullivan Chief Legal Officer	BNY Mellon Family of Funds++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 6/19 – Present

	BNY Mellon ETF Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/20 – Present

	BNY Mellon ETF Trust II++	Chief Legal Officer Vice President and Assistant Secretary	6/24 – Present 6/24 – Present

	BNY Mellon Funds Trust++	Chief Legal Officer Vice President and Assistant Secretary	7/21 – Present 3/19 – Present

	BNY Mellon Investment Adviser, Inc.++	Chief Legal Officer	7/21 – Present

John Hunter Chief Compliance Officer
	BNY Mellon Investment Adviser, Inc.	Chief Compliance Officer	1/26 – Present

	BNY Mellon Securities Corporation++	Chief Compliance Officer	1/26 – Present

Gregory Pasquale Chief Financial Officer
	BNY Mellon Investment Adviser, Inc.++	Chief Financial Officer	1/21 – Present

	BNY Mellon Securities Corporation++	Chief Financial Officer and Treasurer	1/21 – Present

	BNY Mellon Transfer, Inc. ++	Chief Financial Officer and Treasurer	1/21 – Present

Ping Jiang Director of Investment Oversight	BNY Mellon Investment Adviser, Inc. ++	Director of Investment Oversight	8/24 – Present

Peter Arcabascio Vice President – Distribution	BNY Mellon Investment Adviser, Inc.++	Vice President – Distribution	7/16 – Present
	BNY Mellon Securities Corporation++	Executive Vice President	3/18 – Present

	The Bank of New York Mellon++	Vice President	7/09 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
James Windels Vice President and Director	BNY Mellon ETF Trust++	Treasurer	3/20 – Present
	BNY Mellon ETF Trust II++	Treasurer	6/24 – Present

	BNY Mellon ETF Investment Adviser, LLC++	Vice President	7/22 – Present

	BNY Mellon Family of Funds++	Treasurer	11/01 – Present
	BNY Mellon Funds Trust ++	Treasurer	11/01 – Present
	BNY Mellon Investment Adviser, Inc.++	Director	2/23 – Present
		Vice President	9/20 – Present

	BNY Mellon Securities Corporation++	Vice President	1/06 – Present

	GRR Commodity Fund Ltd. #########	Treasurer	8/19 – Present

Joseph Martella Vice President	BNY Mellon Family of Funds++	Vice President	3/22 – Present
	BNY Mellon ETF Trust++	Vice President	3/22 – Present

	BNY Mellon ETF Trust II++	Vice President	6/24 – Present

	BNY Mellon Investment Adviser, Inc. ++	Vice President	12/22 – Present

	GRR Commodity Fund Ltd. #########	Vice President	2/23 – Present

Michael Stalzer	BNY Mellon Investment Adviser, Inc. ++	Vice President	4/24 – Present
Vice President
	The Bank of New York Mellon++	Vice President	3/22 – Present

Jarrod McElhinney Vice President – Human Resources	BNY Mellon Investment Adviser, Inc. ++	Vice President – Human Resources	5/26- Present

	BNY Capital Resources Corporation++	Vice President – Human Resources	5/26-Present

	BNY Mellon Performance & Risk Analytics, LLC	Vice President – Human Resources	7/26-Present

	BNY Mellon Securities Corporation++	Vice President – Human Resources	7/26-Present

	BNY Mellon Trust Company of Illinois	Vice President – Human Resources	6/26-Present

	Eagle Investment Systems LLC	Vice President – Human Resources	6/26-Present

	Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Insight North America LLC		Vice President – Human Resources	5/26-Present

	MBC Investments Corporation		Vice President – Human Resources	7/26-Present

	Mellon Financial Services Corporation #1		Vice President – Human Resources	7/26-Present

	Newton Investment Management North America, LLC		Vice President – Human Resources	6/26-Present

	The Bank of New York Mellon Trust Company, National Association		Vice President – Human Resources	6/26-Present

	xBK LLC		Vice President – Human Resources	7/26-Present

	Robert Pomeroy Senior Vice President – Derivative Risk Management	BNY Mellon Investment Adviser, Inc. ++	Vice President – Derivative Risk Management	12/21 – 1/26
		BNY Mellon Investment Adviser, Inc. ++	Senior Vice President - Derivative Risk Management	1/26-Present

	Lili Tian Vice President – Liquidity Risk Management	BNY Mellon Investment Adviser, Inc. ++	Vice President – Liquidity Risk Management	1/26-Present

Karan Sharma Vice President - Derivative Risk & Liquidity Risk Management	BNY Mellon Investment Adviser, Inc. ++		Vice President - Derivative Risk & Liquidity Risk Management	1/26- Present

	Sneh Shah Vice President – Investment Oversight	BNY Mellon Investment Adviser, Inc. ++	Vice President – Investment Oversight	1/26-Present

	Vivian Herrera Vice President – Tax	1784 Alternatives IP, LLC++	Assistant Treasurer – Tax	6/24 – Present
		1784 Alternatives Management, LLC++	Assistant Treasurer – Tax	8/24 – Present

		Agency Brokerage Holding LLC**	Vice President – Tax	5/21 – 9/23

		Alternative Holdings I, LLC**	Assistant Treasurer – Tax	5/21 – 9/25

		Alternative Holdings II, LLC**	Assistant Treasurer – Tax	5/21 – Present

		AP Residential Realty, Inc. †††††	Assistant Treasurer – Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
		Archer Holdco, LLC^^^^	Assistant Treasurer – Tax	11/24 – Present

		Archer IMS, LLC^^^^	Assistant Treasurer – Tax	11/24 – Present

		Asset Recovery IV, LLC**	Assistant Treasurer	5/21 – 4/23

		Asset Recovery V, LLC**	Assistant Treasurer	5/21 – 4/23

		Asset Recovery XIX, LLC**	Assistant Treasurer	5/21 – 4/23

		Asset Recovery XX, LLC**	Assistant Treasurer	5/21 – 9/25

		Asset Recovery XXII, LLC**	Assistant Treasurer	5/21 – 4/23

		B.N.Y. Holdings (Delaware) Corporation#	Assistant Vice President – Tax	7/21 – Present

		BNY Administrative Services LLC**	Assistant Treasurer –Tax	5/21 – Present

		BNY Aurora Holding Corp. ++	Vice President	5/21 – Present

		BNY Capital Corporation**	Vice President – Tax	7/21 – Present

	BNY Capital Funding LLC++	Assistant Treasurer – Tax Manager	4/21 – 3/24 3/22 – Present

	BNY Capital Markets Holdings, Inc. ++	Assistant Treasurer – Tax	3/22 – Present

	BNY Capital Resources Corporation++	Assistant Treasurer –Tax	5/21 – Present

	BNY Foreign Holdings, Inc. ++	Vice President – Tax	1/22 – 8/23
		Assistant Treasurer – Tax	8/23 – Present

	BNY International Financing Corporation++	Vice President	1/25 – Present

	BNY Investment Management Services LLC#	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Equities (Cap Funding) LLC++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Advisors, Inc. †††††††	Assistant Treasurer – Tax	5/21 – Present

	BNY Mellon Capital Markets, LLC++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon ETF Investment Adviser, LLC++	Assistant Treasurer – Tax	5/21 – Present

	BNY Mellon Government Securities Services Corp.++	Vice President –Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
BNY Mellon Insurance Agency, Inc.++	Vice President – Tax	5/21 – Present

BNY Mellon Investment Adviser, Inc.++	Vice President – Tax	5/21 – Present

BNY Mellon Investment Management Holdings LLC#	Assistant Vice President –Tax	5/21 – Present

BNY Mellon Investment Servicing (US) Inc. **********	Assistant Treasurer – Tax	8/21 – Present

BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	8/21 – Present

BNY Mellon Investor Solutions, LLC*	Assistant Treasurer – Tax	7/21 – 1/24

BNY Mellon Performance & Risk Analytics, LLC++	Assistant Treasurer –Tax	5/21 – Present

BNY Mellon Securities Corporation++	Vice President - Tax	5/21 – Present

BNY Mellon Trust Company of Illinois	Assistant Treasurer – Tax	5/21 – Present

BNY Mellon Trust of Delaware#	Assistant Treasurer	5/21 – Present

BNY Mellon US Services Holdings LLC++	Assistant Treasurer - Tax	6/21 – Present

BNY Mellon, National Association++	Vice President – Tax	10/23 – Present

BNY Partnership Funding LLC++	Assistant Treasurer –Tax	5/21 – Present

BNY Real Estate Holdings LLC++	Assistant Treasurer – Tax	4/21 – Present

BNY Salvage Inc. ++	Assistant Treasurer –Tax	5/21 – Present

BNY-N.J. II Corp. ++	Assistant Treasurer – Tax	8/21 – 9/24

CenterSquare Investment Management Holdings, Inc.+++	Assistant Treasurer –Tax	5/21 – 2/25

ClearSky Subsidiary, LLC++	Assistant Treasurer –Tax	11/24 – 8/25

Colson Services Corp. ++	Assistant Treasurer –Tax	6/21 – Present

Eagle Access LLC++	Assistant Treasurer –Tax	6/21 – Present

Eagle Investment Systems LLC++	Assistant Treasurer –Tax	6/21 – Present

ECM DE, LLC++	Assistant Treasurer –Tax	5/21 – Present

iNautix (USA) LLC###	Assistant Treasurer – Tax	5/21 – 7/25

Insight North America LLC++	Assistant Treasurer - Tax	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

Madison Pershing LLC###	Assistant Treasurer – Tax	8/21 – Present

MBC Investments Corporation#	Assistant Treasurer –Tax	5/21 – Present

Mellon Financial Services Corporation #1+	Assistant Treasurer –Tax	5/21 – Present

Mellon Global Investing Corp. +	Assistant Treasurer –Tax	5/21 – Present

Mellon Hedge Advisors, LLC*	Assistant Treasurer	5/21 – 12/25

Mellon Holdings LLC++	Assistant Treasurer – Tax	5/21 – Present

Mellon Investments Corporation+	Vice President – Tax	10/21 – Present

Mellon Leasing Corporation+	Assistant Treasurer –Tax	5/21 – Present

Mellon Overseas Investment Corporation++	Assistant Treasurer –Tax	5/21 – Present

Mellon Residential Funding Corporation+	Assistant Treasurer - Tax	5/21 – Present

MUNB Loan Holdings, LLC**	Assistant Treasurer	5/21 – 9/25

National Residential Assets Corp. ++	Assistant Treasurer –Tax	5/21 – Present

Newton Investment Management North America, LLC^	Assistant Treasurer-Tax	5/21 – Present

PAS Holdings LLC++	Assistant Treasurer – Tax	8/21 – Present

pControl North America Inc. ^^	Assistant Treasurer – Tax	10/21 – Present

Pershing Advisor Solutions LLC###	Assistant Treasurer –Tax	5/21 – Present

Pershing Group LLC###	Assistant Treasurer –Tax	5/21 – Present

Pershing Investments LLC++	Assistant Treasurer – Tax	8/21 – Present

Pershing LLC###	Assistant Treasurer –Tax	5/21 – Present

Pershing X, Inc. †††††††	Assistant Treasurer – Tax	7/21 – Present

TBC Securities Co., Inc.*	Assistant Treasurer –Tax	5/21 – Present

Technology Services Group, Inc.++	Assistant Treasurer – Tax Agent	12/21 – Present 12/21 – Present

Tennessee Processing Center LLC++	Assistant Treasurer	3/22 – Present
Agent	3/22 – 2/25

The Bank of New York Mellon Trust	Assistant Treasurer	5/21 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
Company, National Association+

xBK LLC^^	Assistant Treasurer –Tax	5/21 – Present

Dennis Rimkunas Vice President – Tax	1784 Alternatives IP, LLC++	Assistant Treasurer – Tax	6/24 – Present
1784 Alternatives Management, LLC++	Assistant Treasurer – Tax	8/24 – Present

Agency Brokerage Holding LLC**	Vice President – Tax	8/22 – 9/23

Alternative Holdings I, LLC**	Assistant Treasurer – Tax	9/22 – 9/25

Alternative Holdings II, LLC**	Assistant Treasurer – Tax	9/22 – Present

AP Residential Realty, Inc. †††††	Assistant Treasurer – Tax	11/22 – Present

Archer Holdco, LLC^^^^	Assistant Treasurer – Tax	11/24 – Present

Archer IMS, LLC^^^^	Assistant Treasurer – Tax	11/24 – Present

Asset Recovery IV, LLC**	Assistant Treasurer	6/22 – 4/23

Asset Recovery V, LLC**	Assistant Treasurer	6/22 – 4/23

Asset Recovery XIX, LLC**	Assistant Treasurer	6/22 – 4/23

Asset Recovery XX, LLC**	Assistant Treasurer	6/22 – 9/25

Asset Recovery XXII, LLC**	Assistant Treasurer	6/22 – 4/23

B.N.Y. Holdings (Delaware) Corporation#	Assistant Vice President – Tax	3/23 – Present

BNY Administrative Services LLC**	Assistant Treasurer –Tax	6/22 – Present

BNY Aurora Holding Corp. ++	Vice President	10/22 – Present

BNY Capital Corporation**	Vice President – Tax	3/25 – Present

BNY Capital Funding LLC++	Assistant Treasurer – Tax	3/22 – Present
BNY Capital Markets Holdings, Inc. ++	Assistant Treasurer – Tax	3/25 – Present

BNY Capital Resources Corporation++	Assistant Treasurer –Tax	3/22 – Present

BNY Foreign Holdings, Inc. ++	Assistant Treasurer – Tax	8/23 – Present

BNY International Financing Corporation++	Vice President	1/25 – Present

BNY Investment Management Services LLC#	Assistant Treasurer –Tax	3/22 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

BNY Lease Equities (Cap Funding) LLC++	Assistant Treasurer –Tax	4/22 – Present

BNY Mellon Advisors, Inc. †††††††	Assistant Treasurer – Tax	3/22 – Present

BNY Mellon Capital Markets, LLC++	Assistant Treasurer –Tax	9/22 – Present

BNY Mellon ETF Investment Adviser, LLC++	Assistant Treasurer – Tax	7/22 – Present

BNY Mellon IHC, LLC++	Assistant Treasurer – Tax	4/22 – Present

BNY Mellon Investment Adviser, Inc.++	Vice President – Tax	4/25 – Present

BNY Mellon Investment Management Holdings LLC#	Assistant Vice President –Tax	6/22 – Present

BNY Mellon Investment Servicing (US) Inc. **********	Assistant Treasurer – Tax	2/24 – Present

BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	2/24 – Present

BNY Mellon Performance & Risk Analytics, LLC++	Assistant Treasurer –Tax	12/22 – Present

BNY Mellon Securities Corporation++	Vice President - Tax	7/22 – Present

BNY Mellon Trust Company of Illinois	Assistant Treasurer – Tax	3/22 – Present

BNY Mellon Trust of Delaware#	Assistant Treasurer	11/24 – Present

BNY Mellon US Services Holdings LLC++	Assistant Treasurer - Tax	11/23 – Present

BNY Mellon, National Association++	Vice President – Tax	10/23 – Present

BNY Partnership Funding LLC++	Assistant Treasurer –Tax	3/22 – Present

BNY Real Estate Holdings LLC++	Assistant Treasurer – Tax	5/22 – Present

BNY Salvage Inc. ++	Assistant Treasurer –Tax	6/22 – Present

BNY-N.J. II Corp. ++	Assistant Treasurer	8/23 – 9/24

CenterSquare Investment Management Holdings, Inc.+++	Assistant Treasurer –Tax	12/22 – 2/25

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	ClearSky Subsidiary, LLC++	Assistant Treasurer –Tax	11/24 – 8/25

	Colson Services Corp. ++	Assistant Treasurer –Tax	11/23 – Present

	Eagle Access LLC++	Assistant Treasurer –Tax	3/22 – Present

	Eagle Investment Systems LLC++	Assistant Treasurer –Tax	3/22 – Present

	ECM DE, LLC++	Assistant Treasurer –Tax	8/23 – Present

	iNautix (USA) LLC###	Assistant Treasurer – Tax	12/22 – 7/25

	Insight North America LLC++	Assistant Treasurer - Tax	4/22 – Present

	Madison Pershing LLC###	Assistant Treasurer – Tax	8/24 – Present

	MBC Investments Corporation#	Assistant Treasurer –Tax	5/22 – Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer –Tax	12/23 – Present

	Mellon Global Investing Corp. +	Assistant Treasurer –Tax	12/22 – Present

	Mellon Hedge Advisors, LLC*	Assistant Treasurer	12/22 – 12/25

Mellon Holdings LLC++	Assistant Treasurer – Tax	7/22 – Present

Mellon Investments Corporation+	Vice President – Tax	2/23 – Present

Mellon Leasing Corporation+	Assistant Treasurer - Tax	6/25 - Present

Mellon Overseas Investment Corporation++	Assistant Treasurer –Tax	5/22 – Present

Mellon Residential Funding Corporation+	Assistant Treasurer - Tax	11/22 – Present

MUNB Loan Holdings, LLC**	Assistant Treasurer	7/23 – 9/25

National Residential Assets Corp. ++	Assistant Treasurer –Tax	9/22 – Present

Newton Investment Management North America, LLC^	Assistant Treasurer-Tax	4/22 – Present

PAS Holdings LLC++	Assistant Treasurer – Tax	3/25 – Present

pControl North America Inc. ^^	Assistant Treasurer – Tax	7/22 – Present

Pershing Advisor Solutions LLC###	Assistant Treasurer –Tax	6/22 – Present

Pershing Group LLC###	Assistant Treasurer –Tax	7/22 – Present

Pershing Investments LLC++	Assistant Treasurer – Tax	2/25 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
Pershing LLC###	Assistant Treasurer –Tax	7/22 – Present

Pershing X, Inc. †††††††	Assistant Treasurer – Tax	4/22 – Present

TBC Securities Co., Inc.*	Assistant Treasurer –Tax	12/22 – Present

Technology Services Group, Inc.++	Assistant Treasurer – Tax	2/23 – Present

Tennessee Processing Center LLC++	Assistant Treasurer– Tax	3/22 – Present

The Bank of New York Mellon Trust Company, National Association+	Assistant Treasurer	12/22 – Present

xBK LLC^^	Assistant Treasurer –Tax	12/22 – Present

Alternative Holdings II, LLC	Assistant Treasurer – Tax	9/25 – Present

B.N.Y. Holdings (Delaware) Corporation#	Vice President	9/08 – Present

BNY Administrative Services LLC**	Manager	11/15 – Present
Vice President	11/15 – Present
Assistant Treasurer –Tax	8/25 – Present

Reza Sarmasti	BNY Aurora Holding Corp. ++	Vice President	5/06 – Present
Vice President – Tax
BNY Capital Corporation**	Vice President	4/08 – Present

BNY Capital Funding LLC++	Vice President	7/07 – Present

BNY Capital Markets Holdings, Inc. ++	Vice President	9/08 – Present

BNY Capital Resources Corporation++	Treasurer	9/08 – Present
Vice President	7/07 – Present

BNY Foreign Holdings, Inc. ++	Assistant Treasurer - Tax	6/25 - Present
Vice President	8/08 – Present

BNY Mellon ETF Investment Adviser, LLC	Assistant Treasurer - Tax	9/25 – Present

BNY International Financing Corporation++	Vice President	4/07 – Present

BNY Investment Management Services LLC#	Manager Managing Director	7/22 – Present 7/22 – Present
BNY Lease Equitities (Cap Funding)	Vice President	7/07 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
LLC++	Corporate Tax Manager	11/10 – Present
	Managing Director Assistant Treasurer	7/17 – Present 6/25 – Present

BNY Mellon Capital Markets, LLC++	Assistant Secretary	12/25 – Present

BNY Mellon Capital Markets, LLC++	Assistant Secretary	12/25 – Present

BNY Mellon Advisors, Inc. †††††††	Vice President	1/08 – 2/24

BNY Mellon Insurance Agency, Inc. ++	Vice President – Tax	4/25 – Present

BNY Mellon Investment Servicing (US) Inc. **********	Assistant Treasurer – Tax	2/25 – Present

BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	2/25 – Present

BNY Mellon IHC, LLC	Assistant Treasurer – Tax	4/26-Present

BNY Mellon Performance & Risk Analytics, LLC++	Assistant Treasurer – Tax	11/24 – Present

BNY Mellon RCC, LLC++	Manager	6/11 – Present

BNY Mellon Securities Corporation++	Vice President – Tax	9/25 – Present

BNY Mellon Trust Company of Illinois	Managing Director Assistant Treasurer – Tax	12/09 – Present 5/25 – Present

BNY Mellon Trust of Delaware#	Vice President	5/08 – Present

BNY Mellon US Services Holdings LLC	Assistant Treasurer – Tax	9/25 – Present

BNY Partnership Funding LLC	Manager President	3/22 – Present 3/22 - Present

BNY Real Estate Holdings LLC++	Manager President	4/07 – Present 3/22 – Present

BNY Salvage Inc. ++	Assistant Treasurer – Tax Vice President	1/25 – Present 4/09 – Present

BNY-N.J. II Corp. ++	Vice President	6/08 – 9/24

Colson Services Corp. ++	Vice President Assistant Treasurer – Tax	7/07 – Present 7/25 – Present

ECM DE, LLC++	Assistant Treasurer – Tax	4/25 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
Manager President	7/20 – Present 7/20 – Present

Eagle Access LLC++	Assistant Treasurer – Tax	5/25 – Present

Insight North America LLC++	Assistant Treasurer – Tax	5/25 – Present

Madison Pershing LLC###	Assistant Treasurer – Tax Vice President	3/25 – Present 7/07 – Present

Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	12/24 – Present

Mellon Global Investing Corp. +	Assistant Treasurer – Tax	7/20 – Present

Mellon Leasing Corporation+	Assistant Treasurer - Tax	6/25 - Present
Director	7/07 – Present
Managing Director	7/23 – Present
Vice President	9/08 – 7/23

Mellon Overseas Investment Corporation++	Director Vice President	2/22 – Present 5/15 – Present

Mellon Residential Funding Corporation	Assistant Treasurer - Tax	11/25 – Present

MUNB Loan Holdings, LLC++	Assistant Treasurer	6/25 – 9/25

PAS Holdings LLC++	Assistant Treasurer – Tax Vice President	3/25 – Present 8/07 – Present

pControl North America Inc.	Assistant Treasurer – Tax	9/25 – Present

Pershing Advisor Solutions LLC###	Vice President	10/08 – 6/23

Pershing Group LLC###	Vice President Managing Director	10/08 – 6/23 7/07 – 7/23

Pershing Investments LLC++	Assistant Treasurer – Tax Vice President	2/25 – Present 7/07 – Present

Pershing LLC###	Managing Director	11/08 – Present

Pershing X, Inc. †††††††	Assistant Treasurer – Tax	2/25 – Present

TBC Securities Co., Inc. *	Assistant Treasurer – Tax	12/04 – Present

Technology Services Group, Inc. ++	Assistant Treasurer – Tax Vice President	11/17 – Present 8/20 – Present

Tennessee Processing Center LLC++	Assistant Treasurer – Tax Vice President	2/19 – Present 5/07 – Present

The Bank of New York Mellon Trust	Assistant Treasurer	10/25 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
Company, National Association

Susan Maroni Secretary	1784 Alternatives IP, LLC++	Assistant Secretary	6/24 – Present
1784 Alternatives Management, LLC++	Assistant Secretary	8/24 – Present

Archer IMS, LLC^^^^	Assistant Secretary	11/24 – Present

Asset Recovery IV, LLC++	Secretary	6/22 – 4/23

Asset Recovery V, LLC++	Secretary	6/22 – 4/23

Asset Recovery XIX, LLC ++	Secretary	6/22 – 4/23
Asset Recovery XX, LLC++	Secretary	6/22 – 9/25

Asset Recovery XXII, LLC++	Secretary	6/22 – 4/23
BNY Administrative Services LLC**	Assistant Secretary	7/24 – Present

BNY Aurora Holding Corp++	Assistant Secretary	10/24 – Present

BNY Capital Funding LLC++	Assistant Secretary	3/23 – Present
BNY Foreign Holdings, Inc. ++	Secretary	11/22 – Present

BNY International Financing Corporation++	Assistant Secretary	5/23 – Present
BNY Investment Management Services LLC#	Secretary	12/22 – Present

BNY Lease Equities (Cap Funding) LLC++	Secretary	4/22 – Present

BNY Mellon Advisors, Inc. †††††††	Assistant Secretary	6/23 – Present
BNY Mellon Asset Management Canada Ltd. ********	Secretary	3/22 – Present

BNY Mellon Insurance Agency, Inc.++	Secretary	4/24 - Present

BNY Mellon Investment Management Holdings LLC#	Secretary	6/22 – Present
BNY Mellon Investment Adviser, Inc. ++	Secretary	4/24 - Present

BNY Mellon Investment Servicing Trust Company#	Assistant Secretary	2/25 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
BNY Mellon Investment Servicing (US) Inc. **********	Assistant Secretary	2/25 – Present

BNY Mellon Investor Solutions, LLC*	Secretary	11/23 – 1/24
BNY Mellon Performance & Risk Analytics, Inc. ********	Assistant Secretary	6/22 – Present

BNY Mellon Securities Corporation++	Assistant Secretary Secretary	8/24 – 7/267/26-Present

BNY Mellon Trust Company of Illinois	Secretary	3/22 – Present
	BNY Mellon Trust of Delaware#	Assistant Secretary	9/22 – Present
	BNY Salvage Inc. ++	Secretary	6/22 – Present
	BNY Trust Company of Canada********	Secretary	2/22 – 3/25
	BNY-N.J. II Corp. ++	Secretary	9/22 – 9/24
	ClearSky Subsidiary, LLC++	Assistant Secretary	11/24 – 8/25

	Colson Services Corp. ++	Secretary	11/23 – Present
	ECM DE, LLC++	Secretary	9/22 – Present

	Eagle Investment Systems LLC	Assistant Secretary Secretary	10/25 – 7/26 7/26-Present

Madison Pershing LLC ###		Secretary	8/22– Present

	MBC Investments Corporation++	Assistant Secretary Secretary	5/22 – 7/26 7/26-Present

	Mellon Canada Holding Company********	Assistant Secretary	4/23 – Present
	Mellon Holdings LLC++++++	Assistant Secretary	7/22 – Present
	Mellon Leasing Corporation+	Secretary	7/22 – Present

	Mellon Financial Services Corporation #1	Assistant Secretary	7/26-Present

	MUNB Loan Holdings, LLC++	Secretary	8/22 – 9/25
	Newton Investment Management North America, LLC*	Secretary	4/22 – Present
	PAS Holdings LLC++	Secretary	8/22 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	pControl North America Inc. *	Assistant Secretary	7/22 – Present

	Pershing Advisor Solutions LLC###	Assistant Secretary	6/22 – Present

	Pershing Group LLC###	Assistant Secretary	7/22 – Present

	Pershing Investments LLC++	Secretary	8/22 – Present

	Pershing LLC###	Assistant Secretary	7/22 – Present

	Pershing Securities Canada Limited###	Assistant Secretary	6/22 – 4/26

	Technology Services Group, Inc. ++	Assistant Secretary	12/23 – Present
	Tennessee Processing Center LLC++	Assistant Secretary	12/23 – Present
	The Bank of New York Mellon Trust Company, National Association*********	Assistant Secretary	10/23 – Present
	The Bank of New York Mellon ++	Vice President/Specialist	1/22 – Present

Yumi Frost Assistant Secretary	1784 Alternatives IP, LLC++	Assistant Secretary	8/24 – Present

1784 Alternatives Management, LLC++

	Alternative Holdings I, LLC**	Assistant Secretary	8/24 – 9/25

	Alternative Holdings II, LLC**	Assistant Secretary	8/24 – Present

	AP Residential Realty, Inc. †††††	Assistant Secretary	8/24 – Present

	Archer Holdco, LLC^^^^	Assistant Secretary	11/24 – Present

	Archer IMS, LLC^^^^	Assistant Secretary	11/24 – Present

	Asset Recovery XX, LLC**	Assistant Secretary	10/24 – 9/25

	B.N.Y. Holdings (Delaware) Corporation	Assistant Secretary	4/25-Present

	BNY Capital Corporation**	Assistant Secretary	3/25 – Present

	BNY Capital Funding LLC	Assistant Secretary	3/25-Present

	BNY Capital Markets Holdings, Inc.	Assistant Secretary	3/25-Present

	BNY Capital Resources Corporation	Assistant Secretary	3/25-Present

	BNY Foreign Holdings, Inc.++	Assistant Secretary	6/25 - Present

	BNY International Financing Corporation++	Assistant Secretary	8/25 - Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	BNY Lease Equities (Cap Funding) LLC	Assistant Secretary	6/25 - Present

	BNY Mellon Asset Management Canada Ltd. ********	Assistant Secretary	3/25 – Present

	BNY Mellon Capital Markets, LLC++	Assistant Secretary	9/24 – Present

	BNY Mellon ETF Investment Adviser, LLC++	Assistant Secretary	10/24 – Present

	BNY Mellon Government Securities Services Corp. ++	Assistant Secretary	2/24 – Present

	BNY Mellon IHC, LLC++	Assistant Secretary	4/24 – Present

	BNY Mellon Insurance Agency, Inc. ++	Assistant Secretary	4/25 – Present

	BNY Mellon Investment Adviser, Inc. ++	Assistant Secretary	8/24 – Present

	BNY Investment Management Services LLC#	Assistant Secretary	9/24 – Present

	BNY Mellon Investment Management Holdings LLC	Assistant Secretary	6/25 - Present

	BNY Lease Equities (Cap Funding) LLC++	Assistant Secretary	6/25 – Present

	BNY Mellon Securities Corporation++	Assistant Secretary	8/24 – Present

	BNY Mellon, National Association++	Assistant Secretary	4/24 – Present
	BNY Mellon Performance & Risk Analytics, Inc. ********	Assistant Secretary	9/24 – Present

	BNY Mellon Performance & Risk Analytics, LLC++	Assistant Secretary	11/24 – Present

	BNY Mellon Trust Company of Illinois	Assistant Secretary	5/25 – Present

	BNY Partnership Funding LLC++	Assistant Secretary	8/24 – Present

	BNY Real Estate Holdings LLC	Assistant Secretary	8/24 – Present

	BNY Salvage Inc. ++	Assistant Secretary	1/25 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Secretary	8/24 – 2/25

	ClearSky Subsidiary, LLC++	Assistant Secretary	11/24 – 8/25

	Colson Services Corp.++	Assistant Secretary	7/25 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	Eagle Access LLC++	Assistant Secretary	5/25 – Present

	Eagle Investment Systems LLC	Assistant Secretary	5/25 – Present

	Insight North America LLC++	Assistant Secretary	5/25 – Present

	Madison Pershing LLC###	Assistant Secretary	3/25 – Present

	Mellon Hedge Advisors, LLC *	Assistant Secretary	11/24 – 12/25

	Mellon Leasing Corporation+	Assistant Secretary	6/25 - Present

	Mellon Overseas Investment Corporation++	Assistant Secretary	5/25 – Present

	Mellon Residential Funding Corporation+	Assistant Secretary	8/24 – Present

	MUNB Loan Holdings, LLC++	Assistant Secretary	6/25 – 9/25

	National Residential Assets Corp.++	Assistant Secretary	8/24 – Present

	Newton Investment Management North America, LLC^	Assistant Secretary	11/24 – Present

	Pershing Advisor Solutions LLC	Assistant Secretary	8/24 – Present

	Pershing Group LLC	Assistant Secretary	7/24 – Present

	Pershing Investments LLC++	Assistant Secretary	2/25 – Present

	TBC Securities Co., Inc.*	Assistant Secretary	12/24 – Present

	The Bank of New York Mellon (Beijing Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Australia Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (DIFC Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Frankfurt Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Hong Kong Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (London Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Seoul Branch)	Assistant Secretary	4/24 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

	The Bank of New York Mellon (Shanghai Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Singapore Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Taipei Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Tokyo Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon (Toronto Branch)	Assistant Secretary	4/24 – Present

	The Bank of New York Mellon Corporation++	Assistant Secretary	4/24 – Present

	xBK LLC^^	Assistant Secretary	10/24 – Present

	The Bank of New York Mellon Trust Company, National Association+	Assistant Secretary	10/24 – Present

Cristina Rice Assistant Secretary	1784 Alternatives IP, LLC++	Secretary	6/24 – 9/25
	1784 Alternatives Management, LLC++	Secretary	8/24 – Present

	Agency Brokerage Holding LLC++	Assistant Secretary	1/10 – 9/23

	Alternative Holdings I, LLC**	Assistant Secretary	8/24 – Present
	Alternative Holdings II, LLC**	Assistant Secretary	8/24 – Present

	AP Residential Realty, Inc. †††††	Assistant Secretary	8/16 – Present
	Archer Holdco, LLC^^^^	Secretary	11/24 – Present

	Archer IMS, LLC^^^^	Secretary	11/24 – Present

	Asset Recovery IV, LLC++	Assistant Secretary	9/11 – 4/23

	Asset Recovery V, LLC++	Assistant Secretary	9/11 – 4/23
	Asset Recovery XIX, LLC++	Assistant Secretary	7/12 – 4/23

	Asset Recovery XX, LLC++	Assistant Secretary	7/12 – 9/25
	Asset Recovery XXII, LLC++	Assistant Secretary	7/12 – 4/23
	B.N.Y. Holdings (Delaware) Corporation#	Assistant Secretary	9/08 – Present
	BNY Administrative Services LLC**	Assistant Secretary	12/08 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	BNY Aurora Holding Corp++	Assistant Secretary	5/08 – Present
	BNY Capital Corporation++	Assistant Secretary	9/08 – Present
	BNY Capital Funding LLC++	Assistant Secretary Secretary	3/23 – Present 4/21 – 3/23

	BNY Capital Markets Holdings, Inc. ++	Assistant Secretary	9/08 – Present
	BNY Capital Resources Corporation++	Assistant Secretary	7/08 – Present
	BNY Foreign Holdings, Inc. ++	Assistant Secretary	8/08 – Present
	BNY International Financing Corporation++	Secretary	5/19 – Present
	BNY Investment Management Services LLC#	Assistant Secretary	7/09 – Present
	BNY Lease Equities (Cap Funding) LLC++	Assistant Secretary	7/08 – Present

	BNY Mellon Advisors, Inc.†††††††	Secretary	2/21 - Present

	BNY Mellon Asset Management Canada Ltd. ********	Assistant Secretary	11/20 – Present
	BNY Mellon Capital Markets, LLC++	Assistant Secretary	6/08 – Present
	BNY Mellon ETF Investment Adviser, LLC++	Assistant Secretary	10/19 – Present
	BNY Mellon Insurance Agency, Inc. ++	Assistant Secretary	4/24 - Present

	BNY Mellon Investment Adviser, Inc. ++	Assistant Secretary	4/24 - Present

	BNY Mellon Investment Management Holdings LLC#	Assistant Secretary	9/20 – Present
	BNY Mellon Investment Servicing (US) Inc. **********	Assistant Secretary	7/10 – Present
	BNY Mellon Investment Servicing Trust Company#	Assistant Secretary	7/10 – Present
	BNY Mellon Investor Solutions, LLC*	Assistant Secretary	6/15 – 1/24
	BNY Mellon Performance & Risk Analytics, Inc. ********	Assistant Secretary	11/21 – Present
	BNY Mellon Performance & Risk Analytics, LLC++	Assistant Secretary	2/09 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	BNY Mellon Securities Corporation++	Assistant Secretary	2/11 – Present
	BNY Mellon Trust Company of Illinois	Assistant Secretary	3/08 – Present
	BNY Mellon Trust of Delaware#	Assistant Secretary Secretary	2/23 – Present 5/19 – 2/23

	BNY Mellon US Services Holdings LLC++	Assistant Secretary	6/10 – Present
	BNY Partnership Funding LLC++	Assistant Secretary	8/24 – Present

	BNY Real Estate Holdings LLC++	Assistant Secretary Secretary	4/23 – Present 12/20 – 4/23

	BNY Salvage Inc. ++	Assistant Secretary	4/09 – Present
	BNY Trust Company of Canada********	Assistant Secretary	4/20 – 3/25
	BNY-N.J. II Corp. ++	Assistant Secretary	6/08 – 9/24
	CenterSquare Investment Management Holdings, Inc. +++	Assistant Secretary	11/08 – 2/25
	ClearSky Subsidiary, LLC++	Secretary	11/24 – 8/25

	Colson Services Corp. ++	Assistant Secretary	5/08 – Present
	Eagle Access LLC++	Assistant Secretary	1/13 – Present
	Eagle Investment Systems LLC++	Assistant Secretary	1/13 – Present
	ECM DE, LLC++	Assistant Secretary	3/10 – Present
	Hamilton Insurance Corp. (The) 	Assistant Secretary	6/10 – Present
	Insight North America LLC++++++	Assistant Secretary	5/24 – Present
		Assistant Secretary	11/08 – 2/23

	Madison Pershing LLC ###	Assistant Secretary	7/08 – Present

	MBC Investments Corporation++	Assistant Secretary Secretary	3/23 – Present 11/13 – 3/23

	Mellon Canada Holding Company********	Secretary	1/14 – Present
	Mellon Financial Services Corporation #1+	Assistant Secretary	11/20 – Present
	Mellon Global Investing Corp. +	Assistant Secretary	5/08 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates
	Mellon Hedge Advisors, LLC *	Assistant Secretary	11/15 – 12/25

	Mellon Holdings LLC++++++	Secretary	2/15 – Present
	Mellon Investments Corporation+	Secretary Assistant Secretary	2/23 – Present 8/08 – 2/23

	Mellon Leasing Corporation+	Assistant Secretary	6/16 – Present
	Mellon Overseas Investment Corporation++	Assistant Secretary	6/16 - Present

	Mellon Residential Funding Corporation+	Assistant Secretary	3/10 – Present

	MUNB Loan Holdings, LLC++	Assistant Secretary	10/10 – 9/25
	National Residential Assets Corp. ++	Assistant Secretary	1/09 – Present

	Newton Investment Management North America, LLC*	Assistant Secretary	1/21 – Present
	PAS Holdings LLC++	Assistant Secretary	9/08 – Present
	pControl North America Inc. ++	Assistant Secretary	10/21 – Present
	Pershing Advisor Solutions LLC###	Assistant Secretary	5/08 – Present
	Pershing Group LLC###	Assistant Secretary	7/08 – Present
	Pershing Investments LLC++	Assistant Secretary	7/08 – Present
	Pershing LLC###	Assistant Secretary	5/08 – Present
	Pershing Securities Canada Limited###	Assistant Secretary	6/23 – Present
	Pershing X, Inc. †††††††	Assistant Secretary	7/10 – Present
	PFS Holdings, LLC*******	Assistant Secretary	1/11 - Present

	TBC Securities Co., Inc*	Assistant Clerk	7/09 – Present

	Technology Services Group, Inc. ++	Assistant Secretary	4/08 – Present
	Tennessee Processing Center LLC++	Assistant Secretary	5/08 – Present
	The Bank of New York Mellon Trust Company, National Association*********	Assistant Secretary	10/23 – Present
	Trinity Residual Limited^^	Assistant Secretary	9/13 – 5/23
	xBK LLC*	Secretary	12/22 – Present

Name and Position With BNY Mellon Investment Adviser, Inc.	Other Businesses	Position Held	Dates

*	The address of the business so indicated is One Boston Place, Boston, MA, 02108.
**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, CA, 94105.
***	The address of the business so indicated is One Wall Street, New York, NY, 10286.
****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA, 70002.
*****	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL, 60602
******	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY, 10022.
*******	The address of the business so indicated is 225 Liberty Street, New York, NY, 10286.
********	The address of the business so indicated is 1 York Street, 6th Floor, Toronto, ON, M5J 0B6, Canada.
*********	The address of the business so indicated is 333 South Hope Street, Los Angeles, CA, 90071.
**********	The address of the business so indicated is 118 Flanders Road, Westborough, MA, 01581.
***********	The address of the business so indicated is 436 7th Avenue, Pittsburgh, PA, 15219.
^	The address of the business so indicated is BNY Mellon Centre 160 Queen Victoria Street, London EC4V 4LA.
^^	The address of the business so indicated is 201 Washington Street, Boston, MA, 02108.
^^^	The address of the business so indicated is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.
^^^^	The address of the business so indicated is 801 Cassatt Road #212, Berwyn, PA, 18312.
+	The address of the business so indicated is BNY Mellon Center, 500 Grant Street, Pittsburgh, PA, 15258-0001.
++	The address of the business so indicated is 240 Greenwich Street, New York, NY, 10286
+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA, 19462.
++++	The address of the business so indicated is 113 King Street, Armonk, NY, 10504.
+++++	The address of the business so indicated is 480 Washington Blvd, Jersey City, NJ, 07310.
++++++	The address of the business so indicated is 200 Park Avenue, New York, NY, 10166.
+++++++	The address of the business so indicated is 300 Fifth Avenue, Pittsburgh, PA, 15222.
++++++++	The address of the business so indicated is 200 Wellington Street, West, Suite 300, Toronto, ON, M5V 2G7, Canada.
†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA, 15259.
††	The address of the business so indicated is 100 White Clay Center, Newark, DE, 19711.
†††	The address of the business so indicated is 1633 Broadway, New York, NY, 10019.
††††	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA, 90024.
†††††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA, 19103.
††††††	The address of the business so indicated is 100, 300, Colonial Center Parkway, Lake Mary, Seminole, FL, 32746.
†††††††	The address of the business so indicated is 1800 American Blvd., Suite 300 – Pod D, Pennington, NJ, 08534.
	The address of the business so indicated is 4 New York Plaza, New York, NY, 10004.
	The address of the business so indicated is 200 Connecticut Avenue, Norwalk, CT, 06854-1940.
	The address of the business so indicated is One Wells Avenue, Newton, MA, 02459.
	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT, 06107.
	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA, 98402.
	The address of the business so indicated is 277 Park Ave, New York, NY, 10286.
	The address of the business so indicated is 311 South Wacker Drive, Chicago, IL, 60606.
	The address of the business so indicated is 535 Smithfield Street, Suite 300, Pittsburgh, PA, 15222.
	The address of the business so indicated is 1166 Avenue of the Americas, New York, NY, 10036.
#	The address of the business so indicated is 103 Bellevue Parkway, Wilmington, DE, 19809.
##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY, 10017.
###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ, 07399.
####	The address of the business so indicated is 601 Travis Street, 17th Floor, Houston, TX, 77002.
#####	The address of the business so indicated is 1201 Louisiana, Suite 3160, Houston, TX, 77002.

######	The address of the business so indicated is 760 Moore Road, King of Prussia, PA, 19406-1212.
#######	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO, 80111.
########	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY, 10104.
#########	The address of the business so indicated is P.O. Box 309, Ugland House, George Town, Cayman Islands, KY1-1104
Item 32. Principal Underwriters
(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:
1.	BNY Mellon Absolute Insight Funds, Inc.
2.	BNY Mellon Advantage Funds, Inc.
3.	BNY Mellon Appreciation Fund, Inc.
4.	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.
5.	BNY Mellon ETF Trust
6.	BNY Mellon ETF Trust II
7.	BNY Mellon Funds Trust
8.	BNY Mellon Index Funds, Inc.
9.	BNY Mellon Intermediate Municipal Bond Fund, Inc.
10.	BNY Mellon Investment Funds I
11.	BNY Mellon Investment Funds II, Inc.
12.	BNY Mellon Investment Funds III
13.	BNY Mellon Investment Funds IV, Inc.
14.	BNY Mellon Investment Funds V, Inc.
15.	BNY Mellon Investment Funds VI, Inc.
16.	BNY Mellon Investment Funds VII, Inc.
17.	BNY Mellon Investment Portfolios
18.	BNY Mellon Large Cap Securities Fund, Inc.
19.	BNY Mellon Midcap Index Fund, Inc.
20.	BNY Mellon Municipal Funds, Inc.
21.	BNY Mellon New Jersey Municipal Bond Fund, Inc.
22.	BNY Mellon New York AMT-Free Municipal Bond Fund
23.	BNY Mellon Opportunistic Municipal Securities Fund
24.	BNY Mellon Opportunity Funds

25.	BNY Mellon Research Growth Fund, Inc.
26.	BNY Mellon Short Term Municipal Bond Fund
27.	BNY Mellon Stock Index Fund, Inc.
28.	BNY Mellon Strategic Funds, Inc.
29.	BNY Mellon Sustainable U.S. Equity Fund, Inc.
30.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
31.	BNY Mellon Variable Investment Fund
32.	BNY Mellon Worldwide Growth Fund, Inc.
33.	CitizensSelect Funds
34.	Dreyfus Government Cash Management Funds
35.	Dreyfus Institutional Liquidity Funds
36.	Dreyfus Institutional Preferred Money Market Funds
37.	Dreyfus Institutional Reserves Funds
38.	BNY Dreyfus Treasury Obligations Cash Management
39.	BNY Dreyfus Treasury Securities Cash Management
40.	General Money Market Fund, Inc.

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant

Joseph Schultz****	Director and President	None

David DiPetrillo****	Director and Executive Vice President	President
Irene Papadoulis**	Director and Executive Vice President	None
Peter Arcabascio++	Executive Vice President	None
Christopher D. O'Connor****	Executive Vice President	None
Matthew Perrone****	Executive Vice President	None
Gregory Pasquale ***	Chief Financial Officer and Treasurer	None

Kristen Winsko†††††††	Chief Legal Officer	None

John Hunter****	Chief Compliance Officer (Investment Advisory Business)	None
Robert Saccone**	Chief Compliance Officer (Broker-Dealer Business)	None

Jason Lo****	Chief Risk Officer	None

Jack O'Savage***	Chief Technology Officer	None
Timothy I. Barrett**	Senior Vice President	None
Christopher A. Stallone**	Senior Vice President	None
John Cimino****	Senior Vice President	None
Christine Algozzini*	Senior Vice President	None
Kevin Brown+++	Senior Vice President	None
Jonathan Snyder**	Senior Vice President	None
Christopher Donoghue**	Senior Vice President	None

Tina Rizzo**	Senior Vice President and Privacy Officer	None
James Windels****	Vice President	Treasurer
Fayfay Wen****	Vice President	None
Susan O'Donovan***	Vice President	None
Ryan Care****	Vice President	None
Caridad M. Carosella**	Vice President – Compliance/Anti-Money Laundering Officer	Anti-Money Laundering Officer
Philip O'Dwyer****	Vice President – Real Estate	None
Elizabeth Schuette****	Vice President – Real Estate	None
Marianne Thomas+	Vice President	None
Vivian Herrea***	Vice President – Tax	None
Dennis Rimkunas****	Vice President – Tax	None
Reza Sarmasti****	Vice President – Tax	None
Colleen Cain†	Secretary	None
Yumi Frost****	Assistant Secretary	None
Susan Maroni†	Assistant Secretary	None
Cristina Rice†	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is BNY Mellon Center, 500 Grant Street, Pittsburgh, PA 15258.
****	Principal business address is 240 Greenwich Street, New York, NY 10286.
†	Principal business address is 500 Ross Street, Pittsburgh, PA 15262-0001
+	Principal business address is 19 Vreeland Road Florham Park, NJ 07932
++	Principal business address is 1 Boston Place, Boston, MA 02108-4407
+++	Principal business address is Atlanta, GA, 30334

Item 33. Location of Accounts and Records

1. The Bank of New York Mellon
 240 Greenwich Street
 New York, New York 10286

2. BNY Mellon Investment Servicing (US), Inc.
 118 Flanders Road
 Westborough, Massachusetts 01581

3. BNY Mellon Investment Adviser, Inc.
 240 Greenwich Street
 New York, NY 10286

4. BNY Mellon Investment Adviser, Inc.
 200 Park Avenue
 New York, New York 10166

Item 34. Management Services

  Not Applicable

Item 35. Undertakings

  None

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 15th day of September 2026.

Dreyfus Government Cash Management Funds

BY:	/s/ Deirdre Cunnane
Deirdre Cunnane, Vice President

 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ David DiPetrillo*	President (Principal Executive Officer)	09/15/2026

David DiPetrillo

/s/ James Windels*	Treasurer (Principal Financial Officer and Accounting Officer)	09/15/2026

James Windels

/s/ Joseph S. DiMartino*	Chairman of the Board	09/15/2026

Joseph S. DiMartino

/s/ Francine J. Bovich*	Board Member	09/15/2026

Francine J. Bovich

/s/ J. Charles Cardona*	Board Member	09/15/2026

J. Charles Cardona

/s/ Andrew J. Donohue *	Board Member	09/15/2026

Andrew J. Donohue

/s/ Isabel P. Dunst*	Board Member	09/15/2026

Isabel P. Dunst

/s/ Robin A. Melvin*	Board Member	09/15/2026

Robin A. Melvin

/s/ Nathan Leventhal*	Board Member	09/15/2026

Nathan Leventhal

/s/ Roslyn M. Watson*	Board Member	09/15/2026

Roslyn M. Watson

/s/ Benaree Pratt Wiley*	Board Member	09/15/2026

Benaree Pratt Wiley

*BY:	/s/ Deirdre Cunnane
Deirdre Cunnane, Attorney-in-Fact

INDEX OF EXHIBITS

Exhibits

(h)(4) Amendment No. 2 to the Amended and Restated Transfer Agency Agreement.

Other Exhibits

EX-101.INS XBRL Instance Document - the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
EX-101.SCH XBRL Taxonomy Extension Schema Document.
EX-101.DEF XBRL Taxonomy Extension Definition Linkbase Document.
EX-101.LAB XBRL Taxonomy Extension Labels Linkbase Document.
EX-101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.